Exhibit 12.1

Inergy, L.P. and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
(in millions)

	Year Ended September 30,
	2012	2011	2010	2009	2008

Earnings:

Net income (loss)	$565.9	$(10.60)	$61.8	$57.1	$35.5

Loss on equity method investees	47.6	-	-	-	-

Income taxes	1.8	0.7	0.2	1.7	1.4

Interest expense	110.2	165.6	91.5	70.5	62.6

Interest portion of operating leases	5.6	5.6	5.1	4.0	3.6

Earnings for ratio calculation	$731.1	$161.3	$158.6	$133.3	$103.1

Fixed charges:

Interest expense	$110.2	$165.6	$91.5	$70.5	$62.6

Interest portion of operating leases	5.6	5.6	5.1	4.0	3.6

Total fixed charges	$115.8	$171.2	$96.6	$74.5	$66.2

Ratio of earnings to fixed charges	6.31	0.94	1.64	1.79	1.56

For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes, plus fixed charges. Fixed charges consist of net interest expense on all indebtedness, amortization of deferred financing costs, interest expense related to the write-off of deferred financing costs and interest expense associated with operating leases.